NR08-15

May 28, 2008

Cardero Receives Drill Permit for Pampa de Pongo Project

43-101 Inferred Resource 953Mt @ 44.7% Iron

Metallurgical Test Work Commences at US Laboratory

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that a drill permit has been received for its Pampa de Pongo project, Marcona Iron District, southern coastal Peru.  The Company is in discussions with diamond drilling contractors and will begin drilling at the earliest opportunity.  The drill program will focus, initially, on testing the very significant, high priority, newly identified magnetic anomaly with the aim of considerably increasing the present 953Mt inferred resource (NR08-10).  The southern edge of the anomaly was previously tested by Rio Tinto drillhole PPD004, which intersected 282 metres @ 31.3% iron, including 191 metres of massive magnetite, where composite grades range from 43.57% to 48.52% iron.

The Company is also pleased to provide an update on the planned commercial-scale metallurgical test work (see NR08-13).  A 560 kilogram sample has been collected and delivered to Natural Resources Research Institute of the University of Minnesota at Duluth, Minnesota (NRRI), one of the world’s leading iron ore metallurgical testing facilities.  Testing is expected to be completed within 6-8 weeks.

Drill Permit

Cardero has received a drill permit for 20 drillholes at the Pampa de Pongo project.  The drill program is planned to assess the project’s considerable exploration potential in additional to resource definition drilling for the current mining prefeasibility study underway by SRK Consulting Engineers and Scientists (SRK).  In tandem with this, the Company is also initiating a significant environmental monitoring program to ensure a smooth transition to the next phase of drill permitting.

Planned Exploration Drilling

Cardero is planning to test the new magnetic anomaly (East Zone) following completion of the interpretation of ground magnetic data collected in March 2008 (NR08-10).

Previous drilling of 3D geophysical models in 2004 resulted in an excellent correlation between the dimensions of the model and ore-grade mineralization (Figure 1 & 2).  It is anticipated that similar positive results will be achieved during the forthcoming drill program.

The new magnetic anomaly has previously been tested by drillhole PPD-004, which intersected 191 metres of massive magnetite mineralization on the southern edge of the anomaly (Figure 2).  The Company believes that this considerably decreases the technical risk and increases confidence that the high priority anomaly represents a significant body of massive magnetite mineralization.

Planned Definition Drilling

The current NI 43-101 compliant inferred resource for the Pampa de Pongo deposit is 953Mt @ 44.7% iron and 0.12% copper.  Moving forward from the current SRK scoping study, the Company is proposing to undertake 30,000 metres of definition drilling with the intent of upgrading the current inferred resources to indicated and measured status.

Metallurgical Testing

Cardero is moving quickly to complete pilot-scale metallurgical test work (which is commercially scalable) for inclusion in the SRK Mine Scoping Study currently underway.

A 560 kilogram sample has been delivered to NRRI, one of the world’s leading iron ore metallurgical testing facilities.  NRRI were selected because their personnel bring previous experience beneficiating similar iron ore from the Marcona Mine, located approximately 35 kilometres to the northwest of Pampa de Pongo, and they have vast experience beneficiating and pelletizing iron ores throughout the world, including the magnetic taconites in Michigan and Minnesota in the United States and in Canada.  Details of the proposed metallurgical testing were previously outlined in NR08-13.  The Company anticipates that full test results should be available in 6-8 weeks.

The inclusion of positive, commercial-scale metallurgical work into the SRK Mine Scoping Study is expected to add significant value to the Pampa de Pongo project.

Qualified Person

EurGeol Mr. Keith J. Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and shareholder.

The work programs at Pampa de Pongo are designed by, and are supervised by, Keith J. Henderson, Cardero’s Vice President, Exploration, and Dr. S. Jayson Ripke, the Vice-President, Technical of Cardero Iron Ore Company Ltd. (a wholly owned subsidiary of the Company), who together are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Laboratories, Vancouver, for assay.  ALS’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are routinely forwarded to ALS and an ISO compliant third party laboratory for additional quality control.  The metallurgical test work will be undertaken by the Coleraine Minerals Research Laboratory of NRRI and the work is designed and supervised by Dr. Ripke.  NRRI follow international (ISO) and North American (ASTM) procedures where such procedures exist for highly specialized pelletizing test work.  NRRI are generally considered to be industry leaders in this type of test work.

About Cardero Resource Corp.

Cardero’s focus through 2008 will be to realise the considerable value it believes is locked in the Company’s significant iron ore assets, while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 27E of the Securities Exchange Act of 1934, as amended.  Such statements include, without limitation, statements regarding the timing, cost and nature of future anticipated exploration programs and metallurgical testing and the results thereof, the potential results of future metallurgical testing on material from Pampa de Pongo, the suitability of Pampa de Pongo iron ore for making direct reduction pellets, the discovery and delineation of mineral deposits/resources/reserves at the Company’s Pampa de Pongo project and the potential upgrading of the present inferred resources to indicated and/or measured resources.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the specific nature of the mineralization at Pampa de Pongo and its amenability to pelletizing, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to secure an appropriate drill rig or other required equipment, the inability of NRRI to complete the metallurgical testing in the anticipated time-frame due to unforeseen circumstances, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies, including those detailed above, and other risks identified in the Company’s most recent Annual Information Form and Form 40F annual report, which may be viewed at www.sedar.com and www.sec.gov, respectively.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.